SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuera
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2019 third quarterly report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 30, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The Third Quarterly Report for 2019

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
30 October 2019

As of the date of this announcement, Directors of Sinopec Corp. are: Dai Houliang*, Ma Yongsheng#, Li Yunpeng*,Yu Baocai*, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

China Petroleum & Chemical Corporation

The Third Quarterly Report for 2019

30 October 2019

Beijing, China

1	Important notice

1.1
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant that there are no false representations, misleading statements or material omissions contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2019 was approved at the 8th meeting of the Seventh Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

1.3
Mr. Dai Houliang, Chairman, Mr. Ma Yongsheng, President, Mr. Wang Dehua, Chief Financial Officer and Head of the Corporate Accounting Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

2	Basic information of Sinopec Corp.
2.1	Principal financial data and indicators
2.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)
RMB million
Items	As of 30 September 2019	As of 31 December 2018	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,826,336	1,592,308	14.7
Total equity attributable to equity shareholders of the Company	725,893	718,355	1.1

RMB million
Items	Nine-month period ended 30 September		Changes over the same period of the preceding year (%)
	2019	2018
Net cash flow from operating activities	81,398	137,919	(41.0)

Operating income	2,233,305	2,072,970	7.7
Net profit attributable to equity shareholders of the Company	43,281	59,980	(27.8)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	41,546	57,150	(27.3)
Weighted average return on net assets (%)	5.93	8.28	(2.35) percentage points
Basic earnings per share (RMB)	0.357	0.495	(27.8)
Diluted earnings per share (RMB)	0.357	0.495	(27.8)

RMB million
Extraordinary items	Third Quarter 2019 RMB million	Nine Months 2019 RMB million
Net loss/(gain) on disposal of non-current assets	(5)	169
Donations	63	79
Government grants	(1,244)	(3,152)
Gains on holding and disposal of various investments	(144)	(169)
Other extraordinary income and expenses, net	221	608
Subtotal	(1,109)	(2,465)
Tax effect	208	625
Total	(901)	(1,840)
Equity shareholders of the Company	(848)	(1,735)
Minority interests	(53)	(105)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial

Reporting Standards (IFRS)
RMB million
Items	As of 30 September 2019	As of 31 December 2018	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,826,336	1,592,308	14.7
Total equity attributable to shareholders of the Company	724,863	717,284	1.1

RMB million
Items	Nine-month period ended 30 September		Changes over the same period of the preceding year (%)
	2019	2018
Net cash generated from operating activities	81,398	137,919	(41.0)

Operating profit	68,340	85,865	(20.4)
Net profit attributable to shareholders of the Company	44,226	60,155	(26.5)
Basic earnings per share (RMB)	0.365	0.497	(26.5)
Diluted earnings per share (RMB)	0.365	0.497	(26.5)
Return on net assets (%)	6.10	8.34	(2.24) percentage points

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders at the end of the reporting period	Total number of shareholders was 502,791, including 496,981 holders of domestic A shares and 5,810 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited	25,387,693,005	20.97	Unknown	H share
中国证券金融股份有限公司	2,609,312,057	2.16	0	A share
国新投资有限公司	1,252,427,354	1.03	0	A share
北京诚通金控投资有限公司	1,038,657,802	0.86	0	A share
香港中央结算有限公司	571,203,332	0.47	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	261,330,179	0.22	0	A share
中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪	220,571,695	0.18	0	A share
国泰君安证券股份有限公司	114,766,313	0.09	0	A share
Note
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪 and 中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪 which were both administrated by 中国人寿保险股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

2.3	Review of operating results

In the first three quarters of 2019, growth of the global economy slowed down, while China’s economy maintained stable growth with GDP up by 6.2% year on year. International crude oil prices fluctuated with an upward trend first, and then slid gradually. Prices for domestic refined oil products were adjusted timely with the international crude oil prices. The domestic demand for natural gas kept a high growth rate, up by 9.8% year on year. While the domestic demand for refined oil products maintained steady growth, the market witnessed strong competition with abundant supply. The domestic demand for major chemicals kept fairly rapid growth.

The Company stays committed to the overall guidelines of seeking steady progress, pursues new concepts of development, and follows specialised development, market-oriented operation, internationalisation and overall coordination to fully optimise operations, expand markets, reduce costs, control risks and realize growth, and promotes all aspects of work in an integrated manner.

In accordance with CASs, net profit attributable to equity shareholders of the Company was RMB 43.281 billion, down by 27.8% compared with the same period of last year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 44.226 billion, down by 26.5% compared with the same period of last year.

Exploration and Production: The Company fully implemented the action plan of making greater efforts in oil and gas exploration and production. Good results were obtained through efforts in maintaining oil production, increasing gas output and reducing cost. In exploration, we reinforced preliminary exploration in new areas and strengthened integrated detailed evaluation in mature fields, which led to new oil and gas discoveries in Jiyang Depression, Sichuan Basin and Ordos Basin, etc. In development, we strengthened the capacity building of profitable oil production. The Company constantly pushed forward capacity buildings in Fuling, Weirong, West Sichuan and Dongsheng gas fields. We accelerated an integrated system of natural gas production, supply, storage and marketing and promoted a coordinated growth along the value chain. In the first three quarters, oil and gas production of the Company was 341.74 million barrels of oil equivalent, increased by 1.9%, of which domestic crude oil production kept stable, while natural gas grew by 8.4%. The Exploration and Production Segment realised an operating profit of RMB 8.718 billion, representing an increase of RMB 9.799 billion compared with the same period of last year.

Exploration and Production	Unit	Nine-month period ended 30 September		Changes
		2019	2018	(%)
Oil and gas production	million boe	341.74	335.34	1.9
Crude oil production	million barrels	212.78	216.32	(1.6)
China	million barrels	186.69	186.50	0.1
Overseas	million barrels	26.09	29.82	(12.5)
Natural gas production	billion cubic feet	773.41	713.78	8.4
Realised crude oil price	USD/barrel	58.82	65.12	(9.7)
Realised natural gas price	USD/thousand cubic feet	6.19	5.91	4.7
Conversion: For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil,
1 tonne = 7.21 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: With the market-oriented approach, we brought the advantage of integrated operations into full play, and continued to optimise product mix. We moderately increased the export of refined oil products and expanded the market of kerosene to keep a relatively high utilisation rate. New projects and structural adjustment projects were implemented in an orderly manner. We implemented and constantly optimised the quality upgrading plan for new spec bunker fuel to lower the production cost and prepare for market supply. In the first three quarters, refinery throughput increased by 1.9% compared with the same period of last year. Production of refined oil products increased by 2.9%, among which gasoline up by 3.2%, kerosene up by 7.2% compared with the same period of last year. The Refining Segment realised an operating profit of RMB 22.50 billion.

Refining	Unit	Nine-month period ended 30 September		Changes (%)
		2019	2018
Refinery throughput	million tonnes	186.26	182.74	1.9
Gasoline, diesel and kerosene production	million tonnes	119.54	116.13	2.9
Gasoline	million tonnes	47.20	45.74	3.2
Diesel	million tonnes	49.01	48.62	0.8
Kerosene	million tonnes	23.33	21.77	7.2
Light chemical feedstock production	million tonnes	30.05	29.01	3.6
Light product yield	%	76.44	76.11	0.33 percentage points
Refining yield	%	94.99	94.98	0.01 percentage points
Note : Including 100% production of domestic joint ventures.
Marketing and Distribution: Adhering to the strategy of balancing volume and profit under strong market competition, the Company optimised resources allocation, expanded market, and increased operational profits. We brought our advantages of integrated business and distribution network into full play and expanded total sales volume and retail scale. We further improved our marketing network layout and reinforced existing advantages. We continuously explored overseas market in refined oil products, and expanded the scale of international trade. We accelerated the development and marketing of self-owned brand products and advanced the growth of non-fuel business. In the first three quarters, total sales volume of refined oil products was 192.42 million tonnes, increased by 8.5%, of which total domestic sales volume of refined oil products increased by 3.1%, and retail sales volume increased by 1.1%. The Marketing and Distribution Segment realised an operating profit of RMB 23.245 billion. For the third quarter ended 30 September, it realised an operating profit of RMB 8.536 billion, up by 24.7% on a quarter-on-quarter basis.

Marketing and Distribution	Unit	Nine-month period ended 30 September		Changes (%)
		2019	2018
Total sales volume of refined oil products	million tonnes	192.42	177.35	8.5
Total domestic sales volume of refined oil products	million tonnes	139.25	135.02	3.1
Retail	million tonnes	91.80	90.82	1.1
Direct sales & Distribution	million tonnes	47.45	44.20	7.4
Annualised average throughput per station	tonnes/station	3,991	3,953	1.0
Note: The total sales volume of refined oil products includes the amount of trading volume.

	As of 30 September 2019	As of 31 December 2018	Changes from the end of last year to the end of the reporting period (%)
Total number of Sinopec-branded service stations	30,676	30,661	0.05
Number of company-operated stations	30,670	30,655	0.05
Number of convenience stores	27,343	27,259	0.31

Chemicals: The Company adhered to the development philosophy of “basic plus high-end” and improved effective supply. We constantly fine-tuned chemical feedstock mix to further lower costs. We improved the coordination among production, marketing, research and application to raise the proportion of high-end products. The ratio of new and specialty products of synthetic resin reached 64.7%, the ratio of high-value-added products of synthetic rubber reaching 28.4%, and differential ratio of synthetic fibre reaching 90.1%. We enhanced the dynamic optimisation of plants and product chains, and improved the utilisation and production plan. We actively promoted major projects and accelerated the construction of advanced production capacity. Meanwhile, we further expanded the market and promoted targeted marketing and service. In the first three quarters, ethylene production reached 9.295 million tonnes, up by 5.8% and chemical sales volume was 71.54 million tonnes, up by 10.1% compared with the same period of last year. The Chemicals Segment realised an operating profit of RMB 16.560 billion.

Chemicals	Unit	Nine-month period ended 30 September		Changes (%)
		2019	2018
Ethylene	thousand tonnes	9,295	8,784	5.8
Synthetic resin	thousand tonnes	12,749	12,171	4.7
Monomers and polymers for synthetic fibre	thousand tonnes	7,511	7,100	5.8
Synthetic fibre	thousand tonnes	968	940	3.0
Synthetic rubber	thousand tonnes	794	646	22.9
Note : Including 100% production of domestic joint ventures.

Capital expenditure: In the first three quarters, total capital expenditures were RMB 78.0 billion. Capital expenditures for the exploration and production segment were RMB 34.751 billion, mainly for shale gas capacity building in Fuling and Weirong, natural gas capacity building in Hangjinqi, crude oil capacity building in Shengli and Northwest oilfields, natural gas pipeline and storage as well as overseas projects. Capital expenditures for the refining segment were RMB 19.276 billion, mainly for the Zhongke integrated refining and chemical project, product mix optimisation of Zhenhai, Tianjin, Maoming and Luoyang. Capital expenditures for the marketing and distribution segment were RMB 14.818 billion, mainly for constructing service stations, logistics facilities, non-fuel business and revamping of underground oil tanks. Capital expenditures for the chemicals segment were RMB 8.648 billion, mainly for ethylene projects in Zhongke, Zhenhai and Wuhan, Phase II of Hainan high -efficiency and environmentally-friendly aromatics project. Capital expenditures for corporate and others were RMB 0.507 billion, mainly for R&D facilities and information technology application projects.

3	Significant events
3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs and the reasons for such changes.
Items of Consolidated Balance Sheet	As of 30 September 2019	As of 31 December 2018	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Financial assets held for trading	10,443	25,732	(15,289)	(59.4)	Receipt of the structured deposits at maturity
Derivative financial assets	1,632	7,887	(6,255)	(79.3)	Decrease in loss position and increase in profitable position of derivative hedging financial instruments
Derivative financial liabilities	4,898	13,571	(8,673)	(63.9)
Bills receivable	12,220	7,886	4,334	55.0	Increase in sales volume
Accounts receivable	76,157	56,993	19,164	33.6
Prepayments	12,681	5,937	6,744	113.6	Increase in land bid security due to the enlargement of operation scale
Long-term deferred expenses	8,419	15,659	(7,240)	(46.2)	Decrease in long-term deferred expenses under New Leases Standard
Short-term loans	63,567	44,692	18,875	42.2	Increase in low-interest short-term loan
Bills payable	11,058	6,416	4,642	72.4	Increase in bills payable for main projects
Employee benefits payable	14,760	7,312	7,448	101.9	The increased base of social insurance, housing fund and enterprise annuity payment and the increase of employee income payable
Taxes payable	33,651	87,060	(53,409)	(61.3)	Due to the time difference of tax payment, part of the unpaid tax from the end of last year had been paid during this reporting period
Non-current liabilities due within one year	42,862	17,450	25,412	145.6	Corporate bond of RMB 9 billion issued in 2010 will be due in May 2020. Non-current liabilities will be due in 2020 under New Leases Standard
Specific reserve	2,786	1,706	1,080	63.3	The provision of safety production fund

Items of Consolidated Income Statement	Nine-month period ended 30 September		Increase/(Decrease)		Main reasons for changes
	2019	2018	Amount	Percentage
	RMB Million	RMB Million	RMB Million	（%）
Financial Expense	7,790	632	7,158	1132.6	Increase in Financial Expense under New Leases Standard
(Losses)/gains from changes in fair value	(1,426)	476	(1,902)	-	Increase in fair value loss on derivative financial instruments not qualified as hedging
Impairment losses	(91)	(728)	637	-	Decrease in Impairment loss during this reporting period

Items of consolidated cash flow statement	Nine-month period ended 30 September		Increase/(Decrease)		Main reasons for changes
	2019	2018	Amount	Percentage
	RMB million	RMB million	RMB million	（%）
Other cash received relating to operational activities	102,241	57,437	44,804	78.0	Decrease in Margin deposit in financial derivatives business
Other cash paid relating to operational activities	131,492	81,761	49,731	60.8	Increase in Margin deposit in financial derivatives business
Cash received from returns on investments	19,455	49,695	(30,240)	(60.9)	Decrease in recovered value of structured deposits at maturity
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	433	8,490	(8,057)	(94.9)	Net cash received in 2018 was mainly due to subsidiary companies relocation compensation
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	73,910	54,464	19,446	35.7	Investment cash outflow during this reporting period
Cash paid for acquisition of investments	14,296	10,551	3,745	35.5	Increase in value of structured deposits and investment in Gulei ethylene project
Net cash paid for the acquisition of subsidiaries and other business entities	-	3,188	(3,188)	-	Net cash paid for the acquisition of SECCO in 2018
Other cash paid relating to investing activities	78,561	55,593	22,968	41.3	Increase in the value of certificate of deposit over three months
3.2	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Chairman
Dai Houliang
30 October, 2019

4	Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)
Consolidated Balance Sheet
as at 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 30 September 2019	At 31 December 2018
Current assets:
Cash at bank and on hand	159,965	167,015
Financial assets held for trading	10,443	25,732
Derivative financial assets	1,632	7,887
Bills receivable	12,220	7,886
Accounts receivable	76,157	56,993
Prepayments	12,681	5,937
Other receivables	29,853	25,312
Inventories	208,740	184,584
Other current assets	23,349	22,774
Total current assets	535,040	504,120
Non-current assets:
Long-term equity investments	149,511	145,721
Other equity instrument investments	1,428	1,450
Fixed assets	599,755	617,812
Construction in progress	161,274	136,963
Right-of-use assets	200,333	-
Intangible assets	104,315	103,855
Goodwill	8,705	8,676
Long-term deferred expenses	8,419	15,659
Deferred tax assets	19,972	21,694
Other non-current assets	37,584	36,358
Total non-current assets	1,291,296	1,088,188
Total assets	1,826,336	1,592,308
Current liability:
Short-term loans	63,567	44,692
Derivative financial liabilties	4,898	13,571
Bills payable	11,058	6,416
Accounts payable	217,556	186,341
Contract liabilities	135,888	124,793
Employee benefits payable	14,760	7,312
Taxes payable	33,651	87,060
Other payables	73,644	77,463
Non-current liabilities due within one year	42,862	17,450
Total current liabilities	597,884	565,098

Non-current liabilities:
Long-term loans	71,119	61,576
Debentures payable	23,323	31,951
Lease liabilities	180,655	-
Provisions	44,894	42,800
Deferred tax liabilities	5,900	5,948
Other non-current liabilities	29,672	27,276
Total non-current liabilities	355,563	169,551
Total liabilities	953,447	734,649
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	122,121	119,192
Other comprehensive income	(342)	(6,774)
Specific reserve	2,786	1,706
Surplus reserves	203,678	203,678
Retained earnings	276,579	279,482
Total equity attributable to shareholders of the Company	725,893	718,355
Minority interests	146,996	139,304
Total shareholders’ equity	872,889	857,659
Total liabilities and shareholders’ equity	1,826,336	1,592,308

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Balance Sheet
as at 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited
Items	At 30 September 2019	At 31 December 2018
Current assets：
Cash at bank and on hand	73,526	82,879
Financial assets held for trading	8,500	22,500
Bills receivable	355	156
Accounts receivable	23,928	29,989
Prepayments	3,552	2,488
Other receivables	67,986	57,432
Inventories	50,846	45,825
Other current assets	21,866	15,835
Total current assets	250,559	257,104
Non-current assets：
Long-term equity investments	296,498	289,207
Other equity instrument investments	395	395
Fixed assets	281,776	302,082
Construction in progress	57,845	51,598
Right-of-use assets	113,875	-
Intangible assets	8,206	8,571
Long-term deferred expenses	2,473	2,480
Deferred tax assets	9,955	11,021
Other non-current assets	3,213	9,145
Total non-current assets	774,236	674,499
Total assets	1,024,795	931,603
Current liabilities：
Short-term loans	30,579	3,961
Derivative financial liabilties	-	967
Bills payable	3,748	2,075
Accounts payable	78,287	82,343
Contract liabilities	5,590	4,230
Employee benefits payable	8,938	4,294
Taxes payable	21,419	54,764
Other payables	123,844	119,514
Non-current liabilities due within one year	33,698	16,729
Total current liabilities	306,103	288,877
Non-current liabilities：
Long-term loans	45,228	48,104
Debentures payable	11,000	20,000
Lease liabilities	108,901	-
Provisions	34,418	33,094

Other non-current liabilities	4,842	4,332
Total non-current liabilities	204,389	105,530
Total liabilities	510,492	394,407
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,801	68,795
Other comprehensive income	482	(485)
Specific reserve	1,408	989
Surplus reserves	203,678	203,678
Retained earnings	118,863	143,148
Total shareholders’ equity	514,303	537,196
Total liabilities and shareholders’ equity	1,024,795	931,603

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Consolidated Income Statement
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month period ended 30 September 2019	Three-month period ended 30 September 2018	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
I. Operating income	734,309	772,718	2,233,305	2,072,970
II. Total Operating costs	718,620	749,026	2,172,237	1,988,740
Including: Operating costs	617,990	645,961	1,881,083	1,696,680
Taxes and surcharges	61,685	64,824	181,931	183,545
Selling and distribution expenses	16,021	15,057	45,761	42,718
General and administrative expenses	16,079	18,817	43,118	52,725
Research and development costs	1,942	1,641	5,931	5,721
Financial expenses	2,627	369	7,790	632
Exploration expenses, including dry holes	2,276	2,357	6,623	6,719
Add: Other income	1,074	1,628	2,674	3,477
Investment income	3,701	3,819	6,475	9,703
(Losses)/gains from changes in fair value	(1,120)	926	(1,426)	476
Credit impairment losses	6	(14)	(7)	24
Impairment losses	(9)	(591)	(91)	(728)
Asset disposal gains/(losses)	5	(143)	(169)	75
III. Operating profit	19,346	29,317	68,524	97,257
Add: Non-operating income	366	270	1,051	900
Less: Non-operating expenses	476	752	1,243	1,455
IV. Profit before taxation	19,236	28,835	68,332	96,702
Less: Income tax expense	3,728	6,337	13,868	20,923
V. Net profit	15,508	22,498	54,464	75,779
Classification by going concern:
(i) Continuous operating net profit	15,508	22,498	54,464	75,779
(ii) Termination of net profit	-	-	-	-
Classification by ownership:
(i)Equity shareholders of the Company	11,943	18,380	43,281	59,980

(ii) Minority interests	3,565	4,118	11,183	15,799
VI. Other comprehensive income	1,663	3,619	6,231	3,877
Items that may not be reclassified subsequently to profit or loss:	(2)	3	(22)	(14)
Changes in fair value of other equity instrument investments	(2)	3	(22)	(14)
Items that may be reclassified subsequently to profit or loss:	1,665	3,616	6,253	3,891
Other comprehensive income that can be converted into profit or loss under the equity method	(98)	(172)	(607)	(285)
Cash flow hedges	(248)	1,092	4,543	584
Foreign currency translation differences	2,011	2,696	2,317	3,592
VII. Total comprehensive income	17,171	26,117	60,695	79,656
Attributable to:
Equity shareholders of the Company	12,926	21,125	48,842	62,728
Minority interests	4,245	4,992	11,853	16,928
VIII. Earnings per share:
(i) Basic earnings per share (RMB/Share)	0.099	0.151	0.357	0.495
(ii) Diluted earnings per share (RMB/Share)	0.099	0.151	0.357	0.495

Income Statement
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month period ended 30 September 2019	Three-month period ended 30 September 2018	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
I. Operating income	254,297	279,491	766,632	774,103
Less: Operating costs	201,259	220,145	605,829	589,706
Taxes and surcharges	41,484	43,702	123,434	126,747
Selling and distribution expenses	942	833	2,492	2,238
General and administrative expenses	7,151	9,269	18,318	26,079
Research and development costs	1,789	1,385	5,516	5,273
Financial expenses	1,947	322	5,860	1,711
Exploration expenses, including dry holes	2,138	2,232	6,159	6,405
Add: Other income	564	677	1,455	1,270
Investment income	5,599	7,925	16,404	17,786
Gains/(losses) from changes in fair value	-	-	20	(171)
Credit impairment losses	10	1	18	15
Impairment losses	(2)	(29)	(1)	(78)
Asset disposal gains/(losses)	6,963	(27)	6,984	225
II. Operating profit	10,721	10,150	23,904	34,991
Add: Non-operating income	86	94	197	239
Less: Non-operating expenses	258	412	535	701
III. Profit before taxation	10,549	9,832	23,566	34,529
Less: Income tax expense	1,163	438	1,673	4,520
IV. Net profit	9,386	9,394	21,893	30,009
(i) Continuous operating net profit	9,386	9,394	21,893	30,009
(ii) Termination of net profit	-	-	-	-
V. Other comprehensive income	113	14	899	14
Items that may be reclassified subsequently to profit or loss	113	14	899	14
Other comprehensive income that can be converted into profit or loss under the equity method	112	14	139	14
Cash flow hedges	1	-	760	-
VI. Total comprehensive income	9,499	9,408	22,792	30,023

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Consolidated Cash Flow Statement
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited

Items	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,366,716	2,310,756
Refund of taxes and levies	1,446	1,208
Other cash received relating to operating activities	102,241	57,437
Sub-total of cash inflows	2,470,403	2,369,401
Cash paid for goods and services	(1,925,742)	(1,810,925)
Cash paid to and for employees	(51,592)	(49,995)
Payments of taxes and levies	(280,179)	(288,801)
Other cash paid relating to operating activities	(131,492)	(81,761)
Sub-total of cash outflows	(2,389,005)	(2,231,482)
Net cash flow from operating activities	81,398	137,919
II. Cash flows from investing activities:
Cash received from disposal of investments	19,455	49,695
Cash received from returns on investments	8,173	7,338
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	433	8,490
Other cash received relating to investing activities	67,954	55,003
Sub-total of cash inflows	96,015	120,526
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(73,910)	(54,464)
Cash paid for acquisition of investments	(14,296)	(10,551)
Net cash paid for the acquisition of subsidiaries and other business entities	-	(3,188)
Other cash paid relating to investing activities	(78,561)	(55,593)
Sub-total of cash outflows	(166,767)	(123,796)
Net cash flow from investing activities	(70,752)	(3,270)
III. Cash flows from financing activities:
Cash received from capital contributions	2,222	874
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	2,198	868

Cash received from borrowings	469,696	526,630
Other cash received relating to financing activities	322	-
Sub-total of cash inflows	472,240	527,504
Cash repayments of borrowings	(441,579)	(517,451)
Cash paid for dividends, profits distribution or interest	(55,447)	(85,928)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(4,659)	(15,783)
Other cash paid relating to financing activities	(9,245)	(23)
Sub-total of cash outflows	(506,271)	(603,402)
Net cash flow from financing activities	(34,031)	(75,898)
IV. Effects of changes in foreign exchange rate	313	315
V. Net (decrease)/increase in cash and cash equivalents	(23,072)	59,066
Add：Initial balance of cash and cash equivalents	111,922	113,218
VI. Ending balance of cash and cash equivalents	88,850	172,284

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Cash Flow Statement
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited
Items	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	889,797	902,672
Refund of taxes and levies	947	768
Other cash received relating to operating activities	5,062	18,654
Sub-total of cash inflows	895,806	922,094
Cash paid for goods and services	(652,604)	(626,237)
Cash paid to and for employees	(26,693)	(27,990)
Payments of taxes and levies	(186,228)	(184,068)
Other cash paid relating to operating activities	(6,888)	(10,499)
Sub-total of cash outflows	(872,413)	(848,794)
Net cash flow from operating activities	23,393	73,300
II.Cash flows from investing activities:
Cash received from disposal of investments	16,650	57,769
Cash received from returns on investments	16,510	30,145
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	18	477
Other cash received relating to investing activities	22,382	20,175
Sub-total of cash inflows	55,560	108,566
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(47,047)	(28,910)
Cash paid for acquisition of investments	(8,338)	(7,407)
Other cash paid relating to investing activities	(36,900)	(10,183)
Sub-total of cash outflows	(92,285)	(46,500)
Net cash flow from investing activities	(36,725)	62,066
III.Cash flows from financing activities:
Cash received from borrowings	91,665	98,500
Other cash received relating to financing activities	69,218	-
Sub-total of cash inflows	160,883	98,500
Cash repayments of borrowings	(67,587)	(126,626)
Cash paid for dividends or interest	(47,149)	(68,911)
Other cash paid relating to financing activities	(58,570)	-
Sub-total of cash outflows	(173,306)	(195,537)
Net cash flow from financing activities	(12,423)	(97,037)

IV. Net (decrease)/increase in cash and cash equivalents	(25,755)	38,329
Add：Initial balance of cash and cash equivalents	59,120	72,309
V. Ending balance of cash and cash equivalents	33,365	110,638

Dai Houliang	Ma Yongsheng	Wang Dehua
Chairman	President	Chief Financial Officer

Segment Reporting
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited
Items	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Income from principal operations
Exploration and production
External sales	79,424	62,271
Inter–segment sales	66,262	71,033
Subtotal	145,686	133,304
Refining
External sales	105,986	109,029
Inter–segment sales	801,310	820,020
Subtotal	907,296	929,049
Marketing and distribution
External sales	1,030,178	1,028,274
Inter–segment sales	2,719	4,092
Subtotal	1,032,897	1,032,366
Chemicals
External sales	327,637	344,753
Inter–segment sales	42,508	46,626
Subtotal	370,145	391,379
Corporate and others
External sales	641,791	480,879
Inter–segment sales	473,187	458,916
Subtotal	1,114,978	939,795
Elimination of inter–segment sales	(1,385,986)	(1,400,687)
Consolidated income from principal operations	2,185,016	2,025,206
Income from other operations
Exploration and production	6,722	6,656
Refining	3,829	3,774
Marketing and distribution	25,436	24,944
Chemicals	10,912	11,400
Corporate and others	1,390	990
Consolidated income from other operations	48,289	47,764

Consolidated operating income	2,233,305	2,072,970
Operating profit/(loss)
By segment
Exploration and production	7,295	(2,017)
Refining	21,445	53,675
Marketing and distribution	23,139	23,784
Chemicals	16,059	23,280
Corporate and others	1,066	(7,124)
Elimination	(244)	(7,440)
Total segment operating profit	68,760	84,158
Investment income
Exploration and production	2,398	2,066
Refining	(767)	604
Marketing and distribution	2,291	1,848
Chemicals	3,227	4,795
Corporate and others	(674)	390
Total segment investment income	6,475	9,703
Financial expenses	(7,790)	(632)
(Loss)/gain from changes in fair value	(1,426)	476
Asset disposal (losses)/gains	(169)	75
Other income	2,674	3,477
Operating profit	68,524	97,257
Add: Non-operating income	1,051	900
Less: Non-operating expenses	1,243	1,455
Profit before taxation	68,332	96,702

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)

Consolidated Income Statement
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month period ended 30 September 2019	Three-month period ended 30 September 2018	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Turnover and other operating revenues
Turnover	718,183	756,403	2,185,016	2,025,206
Other operating revenues	16,126	16,315	48,289	47,764
Subtotal	734,309	772,718	2,233,305	2,072,970
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(591,303)	(619,364)	(1,798,485)	(1,614,161)
Selling, general and administrative expenses	(13,269)	(16,182)	(38,034)	(47,514)
Depreciation, depletion and amortization	(26,387)	(28,146)	(79,071)	(80,048)
Exploration expenses, including dry holes	(2,276)	(2,357)	(6,623)	(6,719)
Personnel expenses	(20,936)	(17,656)	(59,157)	(54,996)
Taxes other than income tax	(61,685)	(64,824)	(181,931)	(183,545)
Other operating income/(expense), net	749	100	(1,664)	(122)
Total operating expenses	(715,107)	(748,429)	(2,164,965)	(1,987,105)
Operating profit	19,202	24,289	68,340	85,865
Finance costs
Interest expense	(4,341)	(2,053)	(13,261)	(6,025)
Interest income	1,804	2,022	5,665	5,529
Foreign currency exchange loss, net	(90)	(338)	(194)	(136)
Net finance costs	(2,627)	(369)	(7,790)	(632)
Investment income	25	53	256	893
Share of profits less losses from associates and joint ventures	2,745	4,273	8,620	10,891
Profit before taxation	19,345	28,246	69,426	97,017

Income tax expense	(3,728)	(6,337)	(13,868)	(20,923)
Profit for the period	15,617	21,909	55,558	76,094
Attributable to：
Shareholders of the Company	12,020	17,769	44,226	60,155
Non-controlling interests	3,597	4,140	11,332	15,939
Profit for the period	15,617	21,909	55,558	76,094
Earnings per share
Basic earnings per share (RMB)	0.099	0.147	0.365	0.497
Diluted earnings per share (RMB)	0.099	0.147	0.365	0.497

Consolidated Statement of Comprehensive Income
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Three-month period ended 30 September 2019	Three-month period ended 30 September 2018	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Profit for the period	15,617	21,909	55,558	76,094
Other comprehensive income:	1,663	3,619	6,231	3,877
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	(2)	3	(22)	(14)
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges	(248)	1,092	4,543	584
Share of other comprehensive income of associates and joint ventures	(98)	(172)	(607)	(285)
Foreign currency translation differences	2,011	2,696	2,317	3,592
Total comprehensive income	17,280	25,528	61,789	79,971
Attributable to:
Shareholders of the Company	13,003	20,514	49,787	62,903
Non–controlling interests	4,277	5,014	12,002	17,068

Consolidated Balance Sheet
as at 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	At 30 September 2019	At 31 December 2018
Non-current assets：
Property, plant and equipment, net	599,551	617,762
Construction in progress	161,274	136,963
Right-of-use assets	266,444	-
Goodwill	8,705	8,676
Interest in associates	92,441	89,537
Interest in joint ventures	57,070	56,184
Financial assets at fair value through other comprehensive income	1,428	1,450
Deferred tax assets	19,972	21,694
Lease prepayments	-	64,514
Long-term prepayments and other non-current assets	84,411	91,408
Total non-current assets	1,291,296	1,088,188
Current assets:
Cash and cash equivalents	88,850	111,922
Time deposits with financial institutions	71,115	55,093
Financial assets at fair value through profit and loss	10,443	25,732
Derivatives financial assets	1,632	7,887
Trade accounts receivable	76,157	56,993
Bills receivable	12,220	7,886
Inventories	208,740	184,584
Prepaid expenses and other current assets	65,883	54,023
Total current assets	535,040	504,120
Current liabilities：
Short-term debts	62,632	29,462
Loans from Sinopec Group Company and fellow subsidiaries	26,829	31,665
Lease liabilities	15,331	-
Derivatives financial liabilities	4,898	13,571
Trade accounts payable	217,556	186,341
Bills payable	11,058	6,416
Contract liabilities	135,888	124,793
Other payables	119,838	166,151
Income tax payable	3,854	6,699
Total current liabilities	597,884	565,098

Net current liabilities	62,844	60,978
Total assets less current liabilities	1,228,452	1,027,210
Non-current liabilities：
Long-term debts	52,394	51,011
Loans from Sinopec Group Company and fellow subsidiaries	42,048	42,516
Lease liabilities	180,655	-
Deferred tax liabilities	5,900	5,948
Provisions	44,894	42,800
Other non-current liabilities	30,754	28,400
Total non-current liabilities	356,645	170,675
Total net assets	871,807	856,535
Equity：
Share capital	121,071	121,071
Reserves	603,792	596,213
Total equity attributable to shareholders of the Company	724,863	717,284
Non-controlling interests	146,944	139,251
Total equity	871,807	856,535

Consolidated Statement of Cash Flows
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Net cash generated from operating activities(a)	81,398	137,919
Investing activities
Capital expenditure	(67,186)	(50,466)
Exploratory wells expenditure	(6,724)	(3,998)
Purchase of investments, investments in associates and investments in joint ventures	(4,096)	(6,551)
Payments for financial assets at fair value through profit or loss	(10,200)	(4,000)
Proceeds from sale of financial assets at fair value through profit or loss	25,350	48,000
Payment for acquisition of subsidiary, net of cash acquired	-	(3,188)
Proceeds from disposal of investments and investments in associates	805	1,695
Proceeds from disposal of property, plant, equipment and other non-current assets	433	8,490
Increase in time deposits with maturities over three months	(77,339)	(53,357)
Decrease in time deposits with maturities over three months	56,107	50,080
Interest received	3,925	2,687
Investment and dividend income received	8,173	7,338
Net cash used in investing activities	(70,752)	(3,270)
Financing activities
Proceeds from bank and other loans	469,696	526,630
Repayments of bank and other loans	(441,579)	(517,451)
Contributions to subsidiaries from non-controlling interests	2,222	874
Dividends paid by the Company	(46,007)	(67,800)
Distributions by subsidiaries to non-controlling interests	(4,659)	(14,006)
Interest paid	(4,781)	(4,122)
Repayments of lease liabilities	(9,173)	-
Payments made to acquire non-controlling interests	-	(23)
Proceeds from other financing activities	250	-
Net cash used in financing activities	(34,031)	(75,898)
Net (decrease)/increase in cash and cash equivalents	(23,385)	58,751
Cash and cash equivalents at 1 January	111,922	113,218
Effect of foreign currency exchange rate changes	313	315
Cash and cash equivalents at 30 September	88,850	172,284

Note to consolidated statement of Cash Flows
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
(a)          Reconciliation of profit before taxation to net cash generated from operating activities
Items	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Operating activities
Profit before taxation	69,426	97,017
Adjustments for:
Depreciation, depletion and amortization	79,071	80,048
Dry hole costs written off	4,553	5,534
Share of profits from associates and joint ventures	(8,620)	(10,891)
Investment income	(256)	(893)
Interest income	(5,665)	(5,529)
Interest expense	13,261	6,025
Loss on foreign currency exchange rate changes and derivative financial instruments	430	5,465
Loss/(Gain) on disposal of property, plant, equipment and other non-current assets, net	248	(75)
Impairment reversal on assets	91	704
Credit impairment losses	7	-
Operating profit before change of operating capital	152,546	177,405
Accounts receivable and other current assets	(22,910)	(81,391)
Inventories	(14,055)	(43,745)
Accounts payable and other current liabilities	(19,003)	115,295
Subtotal	96,578	167,564
Income tax paid	(15,180)	(29,645)
Net cash generated from operating activities	81,398	137,919

Segment Reporting
for the nine-month period ended 30 September 2019
Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Turnover
Exploration and production
External sales	79,424	62,271
Inter-segment sales	66,262	71,033
Subtotal	145,686	133,304
Refining
External sales	105,986	109,029
Inter-segment sales	801,310	820,020
Subtotal	907,296	929,049
Marketing and distribution
External sales	1,030,178	1,028,274
Inter-segment sales	2,719	4,092
Subtotal	1,032,897	1,032,366
Chemicals
External sales	327,637	344,753
Inter-segment sales	42,508	46,626
Subtotal	370,145	391,379
Corporate and others
External sales	641,791	480,879
Inter-segment sales	473,187	458,916
Subtotal	1,114,978	939,795
Elimination of inter-segment sales	(1,385,986)	(1,400,687)
Turnover	2,185,016	2,025,206
Other operating revenues
Exploration and production	6,722	6,656
Refining	3,829	3,774
Marketing and distribution	25,436	24,944
Chemicals	10,912	11,400
Corporate and others	1,390	990
Other operating revenues	48,289	47,764
Turnover and other operating revenues	2,233,305	2,072,970
Result
Operating (loss)/profit
By segment
Exploration and production	8,718	(1,081)
Refining	22,500	54,680

Marketing and distribution	23,245	23,389
Chemicals	16,560	23,944
Corporate and others	(2,439)	(7,627)
Elimination	(244)	(7,440)
Total segment operating profit	68,340	85,865
Share of profits from associates and joint ventures
Exploration and production	2,256	2,064
Refining	(802)	583
Marketing and distribution	2,337	2,255
Chemicals	3,237	4,733
Corporate and others	1,592	1,256
Aggregate share of profits from associates and joint ventures	8,620	10,891
Investment income/(losses)
Exploration and production	(3)	2
Refining	35	16
Marketing and distribution	63	30
Chemicals	2	36
Corporate and others	159	809
Aggregate investment income	256	893
Net finance costs	(7,790)	(632)
Profit before taxation	69,426	97,017

4.3	Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with CASs and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under CASs, safety production fund should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation

Units: million Currency: RMB Type: unaudited
Items	Nine-month period ended 30 September 2019	Nine-month period ended 30 September 2018
Net profit under CASs	54,464	75,779
Adjustments:
Government grants (i)	42	71
Safety production fund (ii)	1,229	1,140
Others	(177)	(896)
Profit for the period under IFRS	55,558	76,094

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million   Currency: RMB   Type: unaudited
Items	At 30 September 2019	At 31 December 2018
Shareholders’ equity under CASs	872,889	857,659
Adjustments:
Government grants(i)	(1,082)	(1,124)
Total equity under IFRS	871,807	856,535

4.4	First implementation of the New Financial Instruments Standards, New Income Standards, New Lease Standards adjustments for financial statements related items at the beginning of the year is as below:

Consolidated Balance Sheet
Units: million   Currency: RMB
Items	At 31 December 2018	At 1 January 2019	Adjustment
Current assets:
Cash at bank and on hand	167,015	167,015
Financial assets held for trading	25,732	25,732
Derivative financial assets	7,887	7,887
Bills receivable	7,886	7,886
Accounts receivable	56,993	56,993
Prepayments	5,937	5,171	(766)
Other receivables	25,312	25,312
Inventories	184,584	184,584
Other current assets	22,774	22,774
Total current assets	504,120	503,354	(766)
Non-current assets:
Long-term equity investments	145,721	145,721
Other equity instrument investments	1,450	1,450
Fixed assets	617,812	617,812
Construction in progress	136,963	136,963
Right-of-use assets	-	207,455	207,455
Intangible assets	103,855	103,855
Goodwill	8,676	8,676
Long-term deferred expenses	15,659	7,534	(8,125)
Deferred tax assets	21,694	21,694
Other non-current assets	36,358	36,358
Total non-current assets	1,088,188	1,287,518	199,330
Total assets	1,592,308	1,790,872	198,564
Current liability:
Short-term loans	44,692	44,692
Derivative financial liabilties	13,571	13,571
Bills payable	6,416	6,416
Accounts payable	186,341	186,341
Contract liabilities	124,793	124,793
Employee benefits payable	7,312	7,312
Taxes payable	87,060	87,060
Other payables	77,463	77,463
Non-current liabilities due within one year	17,450	31,344	13,894
Total current liabilities	565,098	578,992	13,894

Non-current liabilities:
Long-term loans	61,576	61,576
Debentures payable	31,951	31,951
Lease liabilities	-	184,670	184,670
Provisions	42,800	42,800
Deferred tax liabilities	5,948	5,948
Other non-current liabilities	27,276	27,276
Total non-current liabilities	169,551	354,221	184,670
Total liabilities	734,649	933,213	198,564
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	119,192	119,192
Other comprehensive income	(6,774)	(6,774)
Specific reserve	1,706	1,706
Surplus reserves	203,678	203,678
Retained earnings	279,482	279,482
Total equity attributable to shareholders of the Company	718,355	718,355
Minority interests	139,304	139,304
Total shareholders’ equity	857,659	857,659
Total liabilities and shareholders’ equity	1,592,308	1,790,872	198,564

Balance Sheet
Units: million    Currency: RMB
Items	At 31 December 2018	At 1 January 2019	Adjustment
Current assets：
Cash at bank and on hand	82,879	82,879
Financial assets held for trading	22,500	22,500
Bills receivable	156	156
Accounts receivable	29,989	29,989
Prepayments	2,488	2,488
Other receivables	57,432	57,432
Inventories	45,825	45,825
Other current assets	15,835	15,835
Total current assets	257,104	257,104
Non-current assets：
Long-term equity investments	289,207	289,207
Other equity instrument investments	395	395
Fixed assets	302,082	302,082
Construction in progress	51,598	51,598
Right-of-use assets	-	119,776	119,776
Intangible assets	8,571	8,571
Long-term deferred expenses	2,480	2,480
Deferred tax assets	11,021	11,021
Other non-current assets	9,145	9,145
Total non-current assets	674,499	794,275	119,776
Total assets	931,603	1,051,379	119,776
Current liabilities：
Short-term loans	3,961	3,961
Derivative financial liabilties	967	967
Bills payable	2,075	2,075
Accounts payable	82,343	82,343
Contract liabilities	4,230	4,230
Employee benefits payable	4,294	4,294
Taxes payable	54,764	54,764
Other payables	119,514	119,514
Non-current liabilities due within one year	16,729	24,183	7,454
Total current liabilities	288,877	296,331	7,454
Non-current liabilities：
Long-term loans	48,104	48,104
Debentures payable	20,000	20,000
Lease liabilities	-	112,322	112,322
Provisions	33,094	33,094
Other non-current liabilities	4,332	4,332

Total non-current liabilities	105,530	217,852	112,322
Total liabilities	394,407	514,183	119,776
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,795	68,795
Other comprehensive income	(485)	(485)
Specific reserve	989	989
Surplus reserves	203,678	203,678
Retained earnings	143,148	143,148
Total shareholders’ equity	537,196	537,196
Total liabilities and shareholders’ equity	931,603	1,051,379	119,776

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 30, 2019